Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges	Fiscal Year Ended June 30,
(In thousands)	2011	2010	2009	2008	2007

Fixed Charges:
Interest expense	$511	$125	$249	$459	$537
Capitalized interest	323	—	—	—	—
Estimate of interest within rental expense	217	184	228	194	216

Fixed Charges	$1,051	$309	$477	$653	$753

Earnings:
Add:
Loss before income taxes	$(40,682)	$(29,748)	$(517)	$(8,537)	$(8,969)
Fixed charges	1,051	309	477	653	753
Less:
Capitalized interest	(323)	—	—	—	—

Deficiency of earnings to cover fixed charges	$(39,954)	$(29,439)	$(40)	$(7,884)	$(8,216)

Ratio of earnings to fixed charges[1]	—	—	—	—	—

[1]	Earnings for the years ended June 30, 2011, 2010, 2009, 2008 and 2007 were inadequate to cover fixed charges and accordingly, no ratio to fixed charges is disclosed for those periods.